United States securities and exchange commission logo





                             November 14, 2023

       Humphrey P. Polanen
       Chief Executive Officer
       Deep Medicine Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: Deep Medicine
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed on November
6, 2023
                                                            File No. 333-273548

       Dear Humphrey P. Polanen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Proposal No. 2: The Business Combination Proposal
       Background of the Business Combination, page 123

   1. We note your revised disclosures that Greentree Financial Group, Inc., a member of your
                                                        Sponsor, holds equity
and debt in TruGolf and is one of the PIPE investors. We also note your disclosures that
one of the material factors that Deep Medicine   s board considered in
                                                        entering into this
transaction is    the financial and other terms of the Merger Agreement
                                                        and the fact that such
terms and conditions were the product of arm   s length negotiations
                                                        between Deep Medicine
and TruGolf.    Refer to the third and last bullets on pages 21 and
                                                        127, respectively.
However, we note that you removed disclosure from the second paragraph on page 123
relating to how the Deep Medicine board did not consider
                                                        these potential
conflicts of interest, if any, to be material. Please revise to discuss the
                                                        board   s evaluation of
such potential conflicts of interest.
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
November 14, 2023
Page 2
Certain Unaudited Projected Financial Information, page 131

2.     We note your disclosure that your E6 APEX planned product    will be
available for free in
       a beta phase for much of the fourth quarter of the calendar year 2023. Please update this disclosure given that this prospectus is dated four weeks into the fourth quarter of the calendar year 2023.
Exhibit Index, page II-5

3. We note your response to prior comment 5 and that you provided updated Exhibits 10.17 and 10.18. However, the updated exhibits have not been filed. Please refile these agreements and ensure that their dates are consistent with your disclosure. Further, please address the part of that comment requesting that you refile final signed agreements for
       Exhibits 4.5, 4.7 and 10.16-10.24. We note that only Exhibits 10.18,
10.19 and 10.23 are
       signed.
      Please contact Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at
202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameHumphrey P. Polanen
                                                             Division of
Corporation Finance
Comapany NameDeep Medicine Acquisition Corp.
                                                             Office of
Manufacturing
November 14, 2023 Page 2
cc:       Lijia Sanchez
FirstName LastName